UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 17, 2018

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

17 October 2018

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Notice of 2019 Interim Dividend Dates

The proposed dates1 for the 2019 Interim Dividend of BHP Billiton Limited and BHP Billiton Plc are as follows:

2019 Interim Dividend

Half Yearly Results Announcement and Dividend Determination	19 February 2019
Currency conversion into RAND	1 March 2019
Last day to trade cum dividend on JSE Limited	5 March 2019
Ex-Dividend Date (Johannesburg stock exchanges)	6 March 2019
Ex-Dividend Date (Australian, London and New York[2] stock exchanges)	7 March 2019
Record Date	8 March 2019
Dividend Reinvestment Election date (including currency conversion and currency election dates for Australian & London stock exchanges)	11 March 2019
Payment Date	26 March 2019
Dividend Reinvestment Plan (DRP) Allocation Date (Australian and London stock exchanges) within ten business days after the payment date	9 April 2019
DRP Allocation Date (JSE Limited), subject to the purchase of shares by the Transfer Secretaries in the open market, CSDP accounts credited/updated on or about[3]	9 April 2019

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 6 and 8 March 2019 (inclusive), nor will transfers between the UK register and the South African register be permitted between the dates of 1 and 8 March 2019 (inclusive).

In accordance with the DRP Plan rules, copies of which are available at bhp.com/DRP, the shares to satisfy the DRP elections will be purchased in the period immediately after the Payment Date. Any eligible shareholder who wishes to participate in the DRP, or to vary a participation election should do so in accordance with the timetable set out above, or, in the case of shareholdings on the South African branch register of BHP Billiton Plc, in accordance with the instructions of your CSDP. The DRP Allocation Price will be calculated in each jurisdiction as an average of the price paid for all shares actually purchased to satisfy DRP elections. The Allocation Price applicable to each exchange will made available at bhp.com/DRP.

Rachel Agnew
Company Secretary

[1]	Dates are subject to change.
[2]

BHP Billiton Limited and BHP Billiton Plc shares are listed in the form of American Depositary Shares (ADSs) and traded as American Depositary Receipts (ADRs) on the NYSE. Each ADS represents two ordinary shares.

[3]	Computershare Investor Services (Pty) Limited as the Transfer Secretary will notify Strate and CSDPs when the price and allocation date is known.

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Nova South, 160 Victoria Street, London SW1E 5LB United Kingdom

The BHP Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	October 17, 2018	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary